UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

ADFITECH, INC.

(Name of applicant)

3001 Technology Drive, Edmond, OK 73013

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Senior Secured Notes due 2020	$23,000,000

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization

Name and address of agent for service:

Samuel E. Meek

President

Adfitech, Inc.

3001 Technology Drive

Edmond, OK 73013

With copies to:

Elizabeth R. Hughes, Esq.

Venable LLP

8010 Towers Crescent Drive

Suite 300

Vienna, VA 22182

(703) 760-1600

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

Explanatory Note

This Amendment No. 1 to Form T-3 of ADFITECH, Inc. is filed for the purpose of completing information in the Form of Indenture filed as Exhibit T3C relating to the issue and maturity dates.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ADFITECH, Inc., a corporation organized and existing under the laws of Nevada, has duly caused this amendment to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Edmond, and State of Oklahoma, as of the 5th day of March, 2010.

(SEAL)

ADFITECH, INC.

	By	/s/ Samuel E. Meek

Samuel E. Meek
(Print Name)

President
(Title)

	By	/s/ Deborah L. Maple

Deborah L. Maple
(Print Name)

Vice President and Secretary
(Title)

INSTRUCTIONS AS TO EXHIBITS

The following exhibits are filed as a part of the Amendment No. 1 to the application for qualification:

Exhibit T3C	Indenture, to be dated as of March 15, 2010, by and between the Applicant and Wilmington Trust FSB as Trustee and Collateral Agent

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